NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE


06012473

FILE No.
82-3874


SEC MAIL PROCESSING
RECEIVED
APR 11 2006
WASH. D.C. 160 SECTION

March 30, 2006

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated March 30, 2006</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.



BARBARA O'NEILL



MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MARCH 30, 2006**

News Release: **06-04** Symbol: TSX Venture: MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**


SEC MAIL PROCESSING SECTION
APR 11 2006
WASH. DC
160

Manson Creek Announces Flow Through Private Placement

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce a proposed non-brokered private placement of up to $425,000.

The private placement is comprised of a maximum of 2,500,000 Flow-Through Units issued at $0.17 per Unit. Each of the 2,500,000 Flow-Through Units will be comprised of one Flow-Through common share of Manson (a "Flow Through Share") and one Flow-Through Share purchase warrant that may be exercised to purchase one Flow Through Share at a price of $0.20 for a period of two years from the date of issue.

The Units will be offered by way of private placement exemptions in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing are to fund Manson Creek's 2006 exploration programs that will see exploration programs conducted on five separate projects located in British Columbia and the Yukon. The work will include two diamond drill programs, induced polarization (IP) and magnetic geophysical surveys, and several soil geochemistry surveys.

British Columbia will be the focal point in 2006 with exploration planned for four separate properties. The Meridian gold-silver project will have a program of detailed mapping and sampling prior to the planned summer diamond drilling. Evaluation of the adjacent Gillman-Silver Dollar silver-lead-zinc prospect with mapping and soil sampling will take place in early summer. Induced Polarization (IP) geophysical surveys on the Palomino copper-gold prospect and the CR copper-molybdenum prospect will take place in the first week of June with follow up diamond drilling planned for the Palomino project.

The Cuprum copper-zinc project, located near Whitehorse, YT, will have additional geophysical and geochemical surveys that will examine and define the anomalies outlined in 2005.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MARCH 30, 2006**


SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 1 2006
WASHINGTON, DC
160

News Release: **06-04** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Flow Through Private Placement

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce a proposed non-brokered private placement of up to $425,000.

The private placement is comprised of a maximum of 2,500,000 Flow-Through Units issued at $0.17 per Unit. Each of the 2,500,000 Flow-Through Units will be comprised of one Flow-Through common share of Manson (a "Flow Through Share") and one Flow-Through Share purchase warrant that may be exercised to purchase one Flow Through Share at a price of $0.20 for a period of two years from the date of issue.

The Units will be offered by way of private placement exemptions in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing are to fund Manson Creek's 2006 exploration programs that will see exploration programs conducted on five separate projects located in British Columbia and the Yukon. The work will include two diamond drill programs, induced polarization (IP) and magnetic geophysical surveys, and several soil geochemistry surveys.

British Columbia will be the focal point in 2006 with exploration planned for four separate properties. The Meridian gold-silver project will have a program of detailed mapping and sampling prior to the planned summer diamond drilling. Evaluation of the adjacent Gillman-Silver Dollar silver-lead-zinc prospect with mapping and soil sampling will take place in early summer. Induced Polarization (IP) geophysical surveys on the Palomino copper-gold prospect and the CR copper-molybdenum prospect will take place in the first week of June with follow up diamond drilling planned for the Palomino project.

The Cuprum copper-zinc project, located near Whitehorse, YT, will have additional geophysical and geochemical surveys that will examine and define the anomalies outlined in 2005.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MARCH 30, 2006**

News Release: **06-04** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**


RECEIVED
APR 1 1 2006
160

Manson Creek Announces Flow Through Private Placement

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce a proposed non-brokered private placement of up to $425,000.

The private placement is comprised of a maximum of 2,500,000 Flow-Through Units issued at $0.17 per Unit. Each of the 2,500,000 Flow-Through Units will be comprised of one Flow-Through common share of Manson (a "Flow Through Share") and one Flow-Through Share purchase warrant that may be exercised to purchase one Flow Through Share at a price of $0.20 for a period of two years from the date of issue.

The Units will be offered by way of private placement exemptions in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing are to fund Manson Creek's 2006 exploration programs that will see exploration programs conducted on five separate projects located in British Columbia and the Yukon. The work will include two diamond drill programs, induced polarization (IP) and magnetic geophysical surveys, and several soil geochemistry surveys.

British Columbia will be the focal point in 2006 with exploration planned for four separate properties. The Meridian gold-silver project will have a program of detailed mapping and sampling prior to the planned summer diamond drilling. Evaluation of the adjacent Gillman-Silver Dollar silver-lead-zinc prospect with mapping and soil sampling will take place in early summer. Induced Polarization (IP) geophysical surveys on the Palomino copper-gold prospect and the CR copper-molybdenum prospect will take place in the first week of June with follow up diamond drilling planned for the Palomino project.

The Cuprum copper-zinc project, located near Whitehorse, YT, will have additional geophysical and geochemical surveys that will examine and define the anomalies outlined in 2005.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director